Salient Capital, L.P.

**Financial Statements, Supplementary Information and
Report of Independent Registered Public Accounting Firm
December 31, 2019**

(This report is deemed public in accordance with rule 17a-5 (e)(3))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salient Capital, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, 8th Floor , Houston, TX. 77027

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Lang. 310-441-2300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLLP

(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800,	Houston,	TX	77406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Laura Lang__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Salient Capital, LP__ , as of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__CFO__
_____
Title

~~The appropriate California notary form is attached.~~

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On 02/28/2020 before me, Mehran Khorramian, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Laura Lang
Name(s) of Signer(s)



who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MEHRAN KHORRAMIAN
COMM. # 2308819
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. NOV. 9, 2023

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ___ Number of Pages: (2)

Signer(s) Other Than Named Above: ___

Capacity(ies) Claimed by Signer(s)

Signer's Name: ___
☐ Corporate Officer — Title(s): ___
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ___
Signer Is Representing: ___

Signer's Name: ___
☐ Corporate Officer — Title(s): ___
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ___
Signer Is Representing: ___

Report of Independent Registered Public Accounting Firm

To the Partners and Management of
Salient Capital, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (a Texas Limited Partnership) (the Partnership) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Partnership as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Partnership's auditor since 2015.

Houston, Texas
February 28, 2020

Salient Capital, L.P.
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	377,457
Accounts receivable		25,562
Prepaid expenses		31,595
Total assets	$	434,614

Liabilities and Partners' Capital

Accrued liabilities	$	7,695
Due to affiliates		22,699
Total liabilities		30,394
General Partner		(117,181)
Limited Partner		521,401
Total partners' capital		404,220
Total liabilities and partners' capital	$	434,614

The accompanying notes are an integral part of the financial statement.

1.   **Organization**

Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") and operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Partnership does not carry or hold cash accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effects all financial transactions between the Partnership and its customers through one or more bank account(s), each designated as Special Account for the Exclusive Benefit of customers. As the Partnership effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Partnership does not maintain a Special Account. The Partnership's general partner (with 1% ownership interest) is Salient Capital Management, LLC and the sole limited partner (with 99% ownership interest) is Salient Partners, L.P.

As of December 31, 2019, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership.

Liquidity

The partners provided cash funding via periodic capital contributions during the year. The Partnership will rely on the partners for additional capital contributions to maintain the operations of the Partnership. The partners have the capacity to fund the Partnership's continued operations and will do so by making future periodic contributions.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts. The Partnership's cash and cash equivalents are on deposit at major U.S. banking institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Partnership periodically assesses the financial condition of these institutions and assesses credit risk.

Accounts Receivable

The Partnership's receivables are primarily from prior year placement fees due from customers. The Partnership does not require collateral.

The need for an allowance for doubtful accounts is based on management's assessment of collectability of specific accounts, the aging of the receivable, the historical experience, and other currently available evidence. If actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due to the Partnership could be adversely affected. As of December 31, 2019, no allowance has been recorded as they have been subsequently received.

Fair Value Measurements

The Partnership's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income Taxes

The Partnership is not subject to federal taxes on its income. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance issued in accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process.

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based on technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2019, there were no amounts that had been accrued with respect to uncertain tax positions. Additionally, the Partnership did not incur any interest or penalties.

The Partnership has an annual federal partnership tax filing requirement (Form 1065). Additionally, the Partnership has an annual Texas franchise tax filing requirement and files an affiliate schedule in conjunction with Salient Partners, L.P. Texas franchise tax return. None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local laws.

3.   Related Parties

Under the ESA with the limited partner, the limited partner provides all management and back-office services to the Partnership and pays certain overhead expenses, as defined in the ESA. In return, the Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice. As of December 31, 2019, the total payable to affiliate was $22,699.

The Partnership has agreements with three affiliated investment advisors of the Partnership, Salient Advisors, L.P., Salient Capital Advisor, LLC, and Endowment Advisors, L.P. in which it earns fees for solicitation services.

4.   Customer Contracts – Receivables From and Payables To

The Partnership had receivables from customers in the amounts of $25,562 and $30,301 at December 31, 2019 and 2018, respectively. The Partnership had no payables to customers at December 31, 2019 and 2018, respectively.

5.   Regulatory Requirements

The Partnership, as a broker-dealer registered with the SEC, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness. Additionally, partners' capital may not be withdrawn, or cash dividends paid, if the resulting net capital would be less than 120%. As of December 31, 2019, the Partnership's net capital was $347,063, which was $342,063 above its minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was 8.76%.

6.   Subordinated Debt Obligations

During the year ended December 31, 2019, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

7.   Subsequent Events

The Partnership has evaluated all events for recognition and disclosure subsequent to December 31, 2019 through February 28, 2020, the date these financial statements were available to be issued.